Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Avago Technologies Limited

Commission File No.: 333-205938

Subject Company: Broadcom Corporation

The following election materials were mailed to Broadcom shareholders on or about December 11, 2015.

December 11, 2015

Dear Registered Broadcom Shareholder:

Thank you for your continued support and patience as we continue to work toward completing the transaction between Broadcom Corporation (“Broadcom”) and Avago Technologies Limited (“Avago”).

In connection with the transaction, you may elect to receive, for your shares of Broadcom common stock (i) cash, (ii) freely-tradable ordinary shares of Pavonia Limited (“Holdco”) or (iii) limited partnership units of Safari Cayman L.P. (“Holdco LP”), that are designed to be the economic equivalent of Holdco ordinary shares, which cannot be transferred, sold, or hedged for a period of one or two years after closing of the transaction; or (iv) a combination thereof. If you elect to receive cash and/or Holdco ordinary shares, your merger consideration election is subject to the proration procedures set forth in the Agreement and Plan of Merger, dated as of May 28, 2015, by and among Avago, Broadcom, Holdco, Holdco LP and certain other parties.

Enclosed is an Election Instruction Form and Letter of Transmittal (“Election Instruction Form”) that you must complete, sign and return with your Broadcom stock certificate(s) (if applicable) to Computershare Trust Company, N.A. (the “Exchange Agent”) in order to make an election. Please use the enclosed envelope to return these materials to the Exchange Agent. Do not send completed documents or stock certificates to Broadcom or Avago.

In order for your election to be effective, the Exchange Agent must receive your properly completed and signed Election Instruction Form, together with your Broadcom stock certificate(s) (if applicable), no later than 5:00 p.m., New York City time, on the deadline for submitting an Election Instruction Form, which will be publicly announced by press release at least three business days prior to that date. Please act as soon as possible and carefully follow the instructions provided in the enclosed documents.

If you have any questions regarding the Election Instruction Form or the election deadline, please feel free to call Georgeson Inc., the Information Agent for the transaction, at (888) 605-8334 or +1 (781) 575-2137 if calling from outside of the United States.

Sincerely,

Henry Samueli, Ph.D.	Scott A. McGregor
Co-Founder, Chairman of the Board and	President and Chief Executive Officer
Chief Technical Officer

    027HRD

Computer share Trust Company, N.A. P.O. Box 43011 Providence Rhode Island 02940-3011 www.computershare.com/investor Information Agent: Georgeson Toll-free: 888-605-8334 + + TIME IS CRITICAL. PLEASE COMPLETE AND RETURN PROMPTLY IN ACCORDANCE WITH THE ENCLOSED INSTRUCTIONS. ELECTION INSTRUCTION FORM AND LETTER OF TRANSMITTAL FOR ELECTING SHAREHOLDERS TO ACCOMPANY CERTIFICATES OF CLASS A AND CLASS B COMMON STOCK, PAR VALUE $0.0001 PER SHARE, OF BROADCOM CORPORATION (“BROADCOM”) This Election Instruction Form and Letter of Transmittal for Electing Shareholders may be used to make an election only with respect to certain shares of Broadcom common stock you hold. You may receive additional election forms and/or letters of transmittal with respect to shares of Broadcom common stock held by you in another manner or in another name. The deadline for submitting election forms (the “Election Deadline”) will occur five business days prior to the effective time of the merger. Broadcom and Avago Technologies Limited (“Avago”) will publicly announce the anticipated Election Deadline at least three business days prior to the Election Deadline. Election Instruction Forms must be properly completed, signed and actually RECEIVED by Computershare (the “Exchange Agent”) no later than 5:00 p.m., New York City time, on the date of the Election Deadline. . 025ZLP 3 6 E L C Certificate Numbers Shares Certificate Numbers Shares Your Broadcom Stock Certificates (including Book Entry Certificates): Locate the listed certificates. CURRENCY OF PAYMENT ANY SHAREHOLDER ELECTING TO RECEIVE A CURRENCY OTHER THAN U.S. DOLLARS MUST ALSO COMPLETE THE ATTACHED INTERNATIONAL CURRENCY EXCHANGE REGISTRATION FORM. FAILURE TO MAKE AN ELECTION WILL RESULT IN ANY CASH PAYMENT UNDER THE ARRANGEMENT TO BE PAID IN U.S. FUNDS. GBP EUR CAD YEN OTHER If OTHER is selected please see attached International Currency Exchange Registration Form to make your currency election (For Registered Holders Only) MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 1 2 3 4 5 6 7 8 9 0 1 2 3 4 XXXX12345678 Other Certificate Total 12345678901234 Total Certificated Shares 12345678901234 Shares Held with the Exchange Agent 12345678901234 Total Shares 12345678901234 If you hold more than 10 certificates, not all certificates can be listed on this form. 12345678901234 XXXX12345678 12345678901234 XXXX12345678 12345678901234 XXXX12345678 12345678901234 XXXX12345678 12345678901234 XXXX12345678 12345678901234 XXXX12345678 12345678901234 XXXX12345678 12345678901234 XXXX12345678 12345678901234 XXXX12345678 12345678901234 TOTAL SHARES 12345678901234 Tax ID certification on file: <Certified Y/N> C 1234567890 J N T NNNNNN NNNNNN C O Y C C L S

ELECTION CHOICES I hereby elect to receive the following as consideration for my shares of Broadcom common stock held in this account or represented by these certificates: CASH ELECTION ($54.50 in cash without interest) Mark this box to elect to make a Cash Election with respect to ALL of your Broadcom common shares held in this account or represented by these certificates. Mark this box to elect to make a Cash Election with respect to the following number of your Broadcom common shares held in this account or represented by these certificates. Please fill in the number of shares for which you would like to make a Cash Election in the box to the right. STOCK ELECTION (0.4378 Holdco ordinary shares) Mark this box to elect to make a Stock Election with respect to ALL of your Broadcom common shares held in this account or represented by these certificates. Mark this box to elect to make a Stock Election with respect to the following number of your Broadcom common shares held in this account or represented by these certificates. Please fill in the number of shares for which you would like to make a Stock Election in the box to the right. RESTRICTED EXCHANGEABLE UNIT ELECTION (0.4378 limited partnership units of Holdco LP) Mark this box to elect to make a Restricted Exchangeable Unit Election with respect to ALL of your Broadcom common shares held in this account or represented by these certificates. Mark this box to elect to make a Restricted Exchangeable Unit Election with respect to the following number of your Broadcom common shares held in this account or represented by these certificates. Please fill in the number of shares for which you would like to make a Restricted Exchangeable Unit Election in the box to the right. Mark this box if you would like to specify the certificate number(s) evidencing the shares for which you would like to receive Restricted Exchangeable Units and fill in the certificate numbers in the boxes below. If there is any discrepancy between the number of shares evidenced by the following certificates and your election above, you will be deemed to have made the election specified above. Certificate number(s): You will be deemed to have made “no election” (and all of your shares of Broadcom common stock represented by this Election Instruction Form will be treated as though you made a Cash Election) if: A. You fail to follow the Instructions to this “Election Instruction Form and Letter of Transmittal for Electing Shareholders” or otherwise fail properly to make an election; or B. You properly and timely revoke a prior election without making a new election. The cash consideration payable to holders making or deemed to have made Cash Elections will be subject to proration if cash consideration is oversubscribed (with the remainder of the consideration payable to such holders being in the form of Holdco ordinary shares, and the share consideration payable to holders making Stock Elections will be subject to proration if share consideration is oversubscribed (with the remainder of the consideration payable to such holders being in the form of cash). Proration will not be applied to Restricted Exchangeable Unit Elections, and all shares for which Restricted Exchangeable Units have been elected will receive Restricted Exchangeable Units with respect to such Restricted Exchangeable Unit Elections. No Restricted Exchangeable Units will be issued to any Broadcom shareholder who has not elected to receive Restricted Exchangeable Units. No guarantee can be made that you will receive the amount of cash consideration or share consideration that you elect. No guarantee can be made as to the value of the consideration received relative to the value of the shares of Broadcom common stock being exchanged. You are encouraged to obtain current market quotations for Avago ordinary shares and Broadcom common stock when making your election. The dollar value of the Holdco ordinary shares that Broadcom shareholders may receive upon completion of the merger (subject to the proration provisions of the Merger Agreement, as defined in the Instructions) will depend upon the market value of Avago ordinary shares at the time of completion of the merger. To be effective, this Election Instruction Form and Letter of Transmittal must be properly completed, signed and actually received by the Exchange Agent at the address listed in the Instructions, together with your stock certificate(s) and, if applicable, confirmation of book-entry transfer by the Election Deadline. Do not send your election materials to Broadcom, Avago or the Information Agent for the transaction, Georgeson Inc. + + Complete the box(es) below to make an election to receive, in exchange for a share of Broadcom common stock, (i) $54.50 in cash (the “Cash Election”), (ii) 0.4378 freely-tradable ordinary shares of Pavonia Limited (“Holdco”) (the “Stock Election”), or (iii) 0.4378 limited partnership units (“Restricted Exchangeable Units”) of Safari Cayman L.P. (“Holdco LP”) (the “Restricted Exchangeable Unit Election”), which cannot be transferred, sold, or hedged for a period of one or two years after closing of the merger. This shareholder election (except any Restricted Exchangeable Unit Elections) will be subject to proration so that the average consideration per Broadcom common share will be $27.25 in cash and 0.2189 Holdco ordinary shares or 0.2189 Restricted Exchangeable Units. If no box is checked, all your shares of Broadcom common stock requested by this Election Instruction Form will be treated as though you made a Cash Election and you will receive, subject to proration as described below, $54.50 in cash with respect to each such share. 1 2 3 4 5 6 7 8 9 0 1 2 3 4 C O Y C C L S

SIGNATURE(S) REQUIRED. Signature of Registered Holder(s) or Agent

Must be signed by the registered holder(s) EXACTLY as name(s) appear(s) on stock certificate(s). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer for a corporation in a fiduciary or representative capacity, or other person, please set forth full title. See Instructions B.1 and B.7.

By signing below, I represent and warrant as follows:

(1) I have full power and authority to surrender the Broadcom shares represented by the stock certificate(s) surrendered herewith or transferred in book-entry form, free and clear of all liens, claims and encumbrances. I will, upon request, execute and deliver any additional documents reasonably deemed by the Exchange Agent to be appropriate or necessary to complete the surrender and exchange of my Broadcom shares.

(2) I understand that neither surrender nor an election is made in acceptable form until receipt by the Exchange Agent of this Election Instruction Form and Letter of Transmittal for Electing Shareholders, duly completed and manually signed, together with any stock certificate(s) representing Broadcom shares and all accompanying evidences of authority. I agree that all questions as to validity, form and eligibility of any surrender of the Broadcom shares will be determined by the Exchange Agent.

(3) I understand that, pending completion of the merger, unless the Merger Agreement is terminated or I otherwise properly revoke this election prior to the Election Deadline, any sale or other transfer of the shares of Broadcom common stock subject to this election form will require (and automatically result in) the revocation of this election.

(4) I acknowledge that, until I properly surrender the certificate(s) representing the Broadcom shares to which this Election Instruction Form and Letter of Transmittal for Electing Shareholders relates or properly transfer such Broadcom shares in book-entry form, I will not receive any consideration issuable or payable in connection with the merger. Delivery of such certificate(s) will be effected, and risk of loss and title to such certificate(s) will pass, only upon proper delivery thereof to the Exchange Agent in the appropriate manner to one of the addresses listed in the Election Information Booklet.

(5) To the extent I have elected to receive Restricted Exchangeable Units pursuant to this Election Instruction Form and Letter of Transmittal for Electing Shareholders, I hereby irrevocably constitute and appoint each of Holdco and any of its officers (or its successor (and any of its officers) as general partner of Holdco LP) with full power of substitution, acting jointly or severally, as my attorney-in-fact and agent to sign, execute and deliver, in my name and on my behalf, all or any such agreement, deeds, instruments, documents and/or any counterpart thereof or certificates or to take any such action as it deems necessary from time to time or as is required under any applicable law for my admission as a limited partner of Holdco LP, including (without limitation) the power and authority to sign, execute and deliver (or attach signature pages to) the Amended and Restated Exempted Limited Partnership Agreement of Holdco LP (the “Partnership Agreement”), and I acknowledge and agree to the rights, privileges, restrictions and conditions of the Restricted Exchangeable Units and to comply with the terms and conditions of the Partnership Agreement.

(6) To the extent that I have elected to receive Restricted Exchangeable Units pursuant to this Election Instruction Form and Letter of Transmittal for Electing Shareholders, I hereby represent that I am not a party to and will not otherwise participate, directly or indirectly, in any short sale, forward contract to sell, option or forward contract to purchase, swap or other hedging, synthetic, “put” equivalent or similar derivative instrument or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Restricted Exchangeable Units or ordinary shares of Holdco, whether settled in cash or securities.

(7) I understand and agree that this Election Instruction Form and Letter of Transmittal for Electing Shareholders shall be governed by and construed in accordance with the laws of the State of California, without giving effect any choice of law or conflict of laws provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of the laws of any other jurisdiction other than the State of California.

Sign and provide your tax ID number on the IRS Form W-9 provided herein (or the appropriate IRS Form W-8 if you are a non-U.S. stockholder, a copy of which can be obtained at www.irs.gov).

Signature of owner	Signature of co-owner, if any
Area Code/Phone Number

SIGNATURE(S) GUARANTEED (IF REQUIRED) See Instruction B.7.

Unless the shares were tendered by the registered holder(s) thereof, or for the account of a member of an Eligible Institution, your signature(s) must be guaranteed by an Eligible Institution

Authorized Signature

Name of Firm

Address of Firm – Please Print

SPECIAL PAYMENT AND DELIVERY FORM

The merger consideration will be issued in the name and address provided on the Election Instruction Form unless instructions are given in the boxes below.

Special Payment and Issuance Instructions (See Instructions B.1, B.2 and B.7)
To be completed ONLY if consideration is to be issued in the name of someone other than the current registered holder(s) as stated on the front page of the Election Instruction Form.
Name(s):
(Please Print)
Address:

Telephone Number:

Special Delivery Instructions for

Registered Shareholders to Receive Holdco

Ordinary Shares in a Brokerage Account

(See Instruction B.3)

To be completed ONLY if you would like your share consideration to be delivered into a brokerage account within DTC.

Name of Brokerage Firm:

Brokerage Firm Address:

Brokerage Firm Telephone:

Account Number:

Special Delivery Instructions

(See Instructions B.5 and B.7)

To be completed ONLY if consideration is to be delivered to someone other than the current registered holder(s) or delivered to an address that is different than the address listed on the front page of the Election Instruction Form.

Name(s):
(Please Print)
Address:

Telephone Number:

BROADCOM CORPORATION

ELECTION INFORMATION BOOKLET

YOUR COMPLETED AND SIGNED ELECTION INSTRUCTION FORM AND LETTER OF TRANSMITTAL MUST BE RECEIVED BY COMPUTERSHARE TRUST COMPANY, N.A. (THE “EXCHANGE AGENT”) NO LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON THE ELECTION DEADLINE. BROADCOM CORPORATION AND AVAGO TECHNOLOGIES LIMITED (“AVAGO”) WILL PUBLICLY ANNOUNCE, BY PRESS RELEASE, THE ANTICIPATED ELECTION DEADLINE AT LEAST THREE BUSINESS DAYS PRIOR TO THE ANTICIPATED DEADLINE.

This Election Information Booklet provides answers to frequently asked questions regarding how to make your election in connection with the proposed merger of Avago Technologies Limited (“Avago”) and Broadcom Corporation (“Broadcom”). This booklet does not contain all of the information that is important to you and we urge you to read carefully all of the instructions on the Election Instruction Form and the Letter of Transmittal (the “Election Instruction Form”), as well as the separate instructions document. Also enclosed is a copy of the joint proxy statement/prospectus, dated as of September 28, 2015 (the “Proxy”), filed by Avago and Broadcom in connection with the transaction. After reviewing these materials, please complete the Election Instruction Form and send it in the enclosed envelope, along with your Broadcom stock certificate(s), if applicable, to Computershare (the “Exchange Agent”). If you have additional questions after reading this material, you should contact Georgeson Inc., the Information Agent for the transaction, at (888) 605-8334 or +1 (781) 575-2137 if calling from outside of the United States.

    027HQD

FREQUENTLY ASKED QUESTIONS

1.	Why have I been sent an Election Instruction Form?

On May 28, 2015, Avago, Broadcom, Pavonia Limited (“Holdco”), Safari Cayman L.P. (“Holdco LP”), and certain other parties, entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) which provides for a proposed business combination transaction between Avago and Broadcom. Pursuant to the Merger Agreement, you, as a Broadcom shareholder, have the opportunity to elect the type of merger consideration you will receive for your shares of Broadcom common stock. You may elect to receive, for each share of Broadcom common stock that you own, (i) $54.50 in cash (the “Cash Election”), (ii) 0.4378 freely-tradable ordinary shares of Holdco (the “Stock Election”) or (iii) 0.4378 limited partnership units (“Restricted Exchangeable Units”) of Holdco LP that are designed to be the economic equivalent of 0.4378 ordinary shares of Holdco, which units cannot be transferred, sold, or hedged for a period of one or two years after closing of the transaction (the “Restricted Exchangeable Unit Election”). Cash Elections and Stock Elections are subject to the proration procedures set forth in the Merger Agreement (and as described in the Proxy), and, accordingly, you may not receive the full amount of cash or share consideration that you elect (see Question 5). Note also that if you do not make an election, or if you revoke a prior election and fail to make another election, you will be deemed to have made a Cash Election.

2.	What is the Election Instruction Form?

The enclosed Election Instruction Form does two things. First, it lets us know your preferred form of payment for your shares of Broadcom common stock (i.e., cash, shares of Holdco ordinary shares, Restricted Exchangeable Units or a combination thereof). Second, if you hold your shares of Broadcom common stock in certificated form, it allows you to surrender your Broadcom stock certificate(s) in order to receive payment for the shares of Broadcom common stock you own. If you are a registered shareholder making a Restricted Exchangeable Unit Election, you are also permitted, but not required, to designate on the Election Instruction Form which certificate(s) you would like to surrender in exchange for Restricted Exchangeable Units. Any such designation is solely for your individual tax position and will not affect the amount of cash consideration, stock consideration and/or Restricted Exchangeable Unit consideration you receive pursuant to the transaction, which will be determined solely by the election you make with respect to your shares of Broadcom common stock and the proration procedures described in the Proxy and as provided in the Merger Agreement.

3.	How do I use the Election Instruction Form?

Enclosed in this package is a complete set of instructions. A summary of the instructions follows:

Complete the Election Instruction Form, indicating how you want to receive payment for your shares of Broadcom common stock, and sign, date and mail the Election Instruction Form to Computershare in the enclosed envelope. If you hold your Broadcom shares in certificated form, you should include your Broadcom stock certificates with your completed Election Instruction Form. Do not sign the back of your stock certificates. By signing the Election

Instruction Form, you agree to surrender your stock for exchange, you confirm that your tax identification number is correctly stated on the Election Instruction Form, and you confirm that you have complied with all the requirements as stated in the instructions. If you hold your shares of Broadcom common stock in electronic, book-entry form, you do not need to include any stock certificates with your completed Election Instruction Form. Please note that if your shares of Broadcom common stock are held jointly in a joint account, signatures of both owners are required on the Election Instruction Form.

Your election materials may be sent to the Exchange Agent at the address provided below. Please ensure sufficient time so that the election materials are actually received by the Exchange Agent at or prior to the deadline for submitting the enclosed Election Instruction Form (the “Election Deadline”), which will be publicly announced by press release at least three business days prior to the anticipated deadline. The address for mailing election materials:

Computershare Trust Company, N.A.

P.O. Box 43011

Providence, Rhode Island 02940-3011

U.S.A.

If you are mailing stock certificates, we recommend that you make copies of your stock certificates and completed Election Instruction Form. We also recommend sending them by registered mail, return receipt requested, and insured for at least 3% of the market value of stock on the date of such mailing. This is the amount that it commonly costs to replace a lost certificate. Please do not return any documents directly to Avago or Broadcom because they will not be forwarded to the Exchange Agent, and your election will be invalid. You bear the risk of proper and timely delivery.

4.	What happens if I do not send in the Election Instruction Form or if I miss the Election Deadline?

If you do not respond, or if Computershare does not receive your Election Instruction Form by 5:00 p.m., New York City time, on the date of the Election Deadline, or if your Election Instruction Form is not completed properly or if you revoke your election and fail to properly and timely make another election, you will be deemed to have made a Cash Election. As a result, you will receive either cash or a combination of cash and Holdco ordinary shares, as determined by Holdco and the Exchange Agent in accordance with the proration procedures set forth in the Merger Agreement and described in the Proxy. Neither Avago, nor Broadcom nor the Exchange Agent will be responsible for the consequences of any failure by any third party to act on a timely basis to transmit or process your Election Instruction Form and any related documents.

5.	I have received more than one set of election materials. Do I need to complete them all?

Yes, if you own stock in more than one manner, or you own stock in more than one name, you need to complete a separate Election Instruction Form for each block of stock you own. Each set of election materials you receive is specific to the manner in which you hold your shares. Failure to properly complete an Election Instruction Form means that no election will be made with respect to the shares to which that Election Instruction Form applies, and you will be deemed to have not made a valid election with respect to such shares, with the consequence that such shares will be deemed to be shares as to which a Cash Election has been made.

6.	Am I guaranteed to receive what I ask for on the Election Instruction Form?

No. The Merger Agreement contains proration provisions that are designed to cause the average consideration per Broadcom common share to be $27.25 in cash and 0.2189 Holdco ordinary shares or 0.2189 Restricted Exchangeable Units. After the Election Deadline, the Exchange Agent will calculate the amount of cash, ordinary shares of Holdco and/or Restricted Exchangeable Units to be distributed to each Broadcom shareholder, based on all valid elections received and in accordance with the proration procedures set forth in the Merger Agreement and described in the Proxy, a copy of which is enclosed with this booklet.

There can be no assurance as to what the trading value of Holdco ordinary shares will be immediately following the completion of the transaction or at any time thereafter, and no guarantee can be made as to the relative values of the consideration received. Neither Broadcom nor Avago is making any recommendation as to whether Broadcom shareholders should elect to receive cash, Holdco ordinary shares, Restricted Exchangeable Units or a combination thereof in the transaction. Each Broadcom shareholder must make his or her own decision with respect to such election.

7.	When can I expect to receive my Holdco ordinary shares, Restricted Exchangeable Units and/or cash?

If you are a registered Broadcom shareholder and assuming that you have made a proper election by the Election Deadline, we expect that your check for any cash consideration and/or statement of holdings which will reflect your new account and share balance with Holdco and/or Holdco LP, will be mailed to you within approximately 10 days after the effective date of the transaction.

In the event that the Merger Agreement is terminated, Computershare will promptly return any Broadcom stock certificates previously submitted with the Election Instruction Form. In such event, certificates representing Broadcom common stock held directly by registered holders will be returned by registered mail. If a shareholder prefers an alternate form of return other than by registered mail, the alternate form of return will be made only at the written direction of the holder of Broadcom common stock. It will be made at their expense and risk, and will require a pre-paid, pre-addressed return courier envelope to be sent to the Exchange Agent.

8.	What if I cannot locate my Broadcom stock certificate(s)?

For any election to be effective, the Election Instruction Form must be accompanied by the original certificate(s) evidencing your shares of Broadcom common stock and any required accompanying evidences of authority. If your certificate(s) has (have) been lost, stolen or destroyed, contact the Exchange Agent at (781) 575-3120 or (800) 962-4284 as soon as possible and, in any event, prior to submitting the Election Instruction Form.

9.	What if I hold any of my shares of Broadcom common stock with a broker, bank or other nominee?

Generally, your broker, bank or other nominee will contact you with instructions as to the procedures for making elections and exchanging your shares of Broadcom common stock. If you have not received such instructions from your broker, bank or other nominee, you should promptly contact your broker, bank or other nominee. An election will not be made on your behalf absent these instructions. You may be subject to an earlier deadline for making your election due to the time needed for these third parties to comply with their own internal procedures. Please contact your broker, bank or other nominee with any questions.

10.	Will I have to pay taxes on the proceeds if my shares are exchanged?

The specific tax consequences of the transaction to you will depend upon the form of consideration that you ultimately receive in the transaction. Please refer to the discussion of “Material U.S. Federal Income Tax Considerations” on page 160 of the Proxy for a more detailed summary of the U.S. federal income tax consequences of the transaction to Broadcom shareholders. Since individual circumstances may differ, you should consult your tax advisor for a complete understanding of the tax effects of the transaction to you, including the application and effect of foreign, state, local or other tax laws.

11.	Are there any fees associated with the exchange of my shares of Broadcom common stock?

There are no fees associated with the exchange, unless you need to replace a missing Broadcom stock certificate.

12.	Can I change or revoke my election?

Yes. Your election may be changed or revoked until 5:00 p.m., New York City time, on the Election Deadline. To change or revoke an election, a written notice of revocation must (a) specify the name of the shareholder having made the election to be changed or revoked, (b) be signed by the shareholder in the same manner as the original signature on the Election Instruction Form by which such election was made and (c) be received by the Exchange Agent before the Election Deadline.

If you change or revoke your election, the Exchange Agent will return your Broadcom stock certificate(s) to you. If you want to make a new election, you must return a properly completed Election Instruction Form and resubmit any Broadcom stock certificate(s) before the Election Deadline.

If you instructed a broker, bank or other nominee to submit an election for your shares, you must follow the process indicated by your broker, bank or other nominee for revoking that election.

13.	May I continue to trade my shares after I complete my Election Form?

No. After an election has been validly made, such election must be revoked prior to any subsequent transfer of the Broadcom common shares as to which such election relates.

14.	Can I elect to have a portion of my shares exchanged under different election options?

Yes. You may make a mixed election (see Question 1).

15.	May I elect to receive any of my cash proceeds in a currency other than the default U.S. Dollar?

Yes. Any Shareholder that would like to elect to receive a currency other than U.S. Dollars must also complete and return an International Currency and Wire Exchange Registration Form along with the completed Election Instruction Form back to the Exchange Agent by the Election Deadline.

16.	How will I know when the transaction is completed?

Avago and Broadcom will issue a press release announcing completion of the transaction if and when it is completed. You can obtain this information at the SEC’s website at www.sec.gov, at Avago’s and Broadcom’s websites listed above, or by calling Computershare at (781) 575-3120 or (800) 962-4284.

17.	Who do I call if I have additional questions?

You may contact Georgeson Inc., the Information Agent for the transaction, at (888) 605-8334 or +1 (781) 575-2137 if calling from outside of the United States, for further assistance.

INSTRUCTIONS

A.	Special Conditions

1.	Time in Which to Make an Election. To be effective, your properly completed and signed Election Instruction Form and Letter of Transmittal (your “Election Instruction Form”) must be received by Computershare, the Exchange Agent, no later than 5:00 p.m., New York City time, on the deadline for submitting an Election Instruction Form (the “Election Deadline”), which will be publicly announced by press release at least three business days prior to the anticipated deadline. Holders of shares of Broadcom common stock who hold such shares in certificated form must also include with their completed Election Instruction Form the certificate(s) representing all their shares of Broadcom common stock to which the Election Instruction Form relates. Registered holders of shares of Broadcom common stock who hold such shares in electronic, book-entry form do not need to include any certificate(s) and simply need to return the completed Election Instruction Form. Registered holders of Broadcom common stock who do not properly and timely make an election, or who properly and timely revoke a prior election and fail to re-submit a properly completed and signed Election Instruction Form as provided in the preceding sentences, will be deemed to have elected to receive cash. See Instruction A.8 below.

2.	Certificates and Number of Shares Held by the Exchange Agent. The Election Instruction Form will indicate the number of shares you hold either in certificated form or in electronic book-entry form.

3.	Election Choices. On page 2 of the Election Instruction Form, under the heading “Election Choices,” indicate whether you would like to receive in exchange for your shares of Broadcom common stock, (i) only cash, (ii) only Holdco ordinary shares, (iii) only Restricted Exchangeable Units, or (iv) a combination of cash, Holdco ordinary shares and/or Restricted Exchangeable Units. If you would like to receive a combination of cash, Holdco ordinary shares and/or Restricted Exchangeable Units, write in the number of shares for which you would like to receive cash, Holdco ordinary shares and/or Restricted Exchangeable Units in the boxes provided in the Election Instruction Form. The Merger Agreement limits the amount of cash and Holdco ordinary shares that can be issued to Broadcom shareholders in the transaction, and thus you may not receive the full amount of cash or share consideration you elect. For a detailed description of the proration mechanism and examples showing how it works, please refer to the Proxy filed by Avago and Broadcom in connection with the transaction, a copy of which is enclosed herewith.

4.	Specifying Certificate Number(s) for Restricted Exchangeable Unit Election. Registered Broadcom shareholders who elect to receive Restricted Exchangeable Units are permitted, but not required, to specify on the Election Instruction Form which certificate(s) they would like to surrender in exchange for Restricted Exchangeable Units. If you are a registered shareholder and would like to make such a designation, list the certificate number(s) underneath the “Restricted Exchangeable Unit Election” section on page 2 of the Election Instruction Form.

    027HPF

5.	Change or Revocation of Election. Broadcom shareholders who have made an election may, at any time prior to the Election Deadline, change such election by submitting to the Exchange Agent a revised, properly completed and signed Election Instruction Form. The Exchange Agent must actually receive such revised Election Instruction Form prior to the Election Deadline.

6.	Joint Election Instruction Forms. Holders of shares of Broadcom common stock who make a joint election will be considered to be a single holder of such shares. Joint Election Instruction Forms may be submitted only by persons submitting certificates registered in different forms of the same name (e.g., “John Smith” on one certificate and “J. Smith” on another) and by persons who may be considered to own each other’s shares by reason of the ownership attribution rules contained in Section 318(a) of the Internal Revenue Code of 1986, as amended. If the Election Instruction Form is submitted as a Joint Election Instruction Form, each record holder of shares of Broadcom common stock covered thereby must properly sign the Election Instruction Form in accordance with Instruction B.1, attaching additional sheets if necessary. The signatures of such holders will be deemed to constitute a certification that the persons submitting a Joint Election Instruction Form are eligible to do so.

7.	Forms of Election Nominees. Any record holder of shares of Broadcom common stock who is a nominee may submit one or more Election Instruction Forms, indicating on the form or forms a combination of elections covering up to the aggregate number of shares of Broadcom common stock owned by such record holder. However, upon the request of Avago, any such record holder will be required to certify to the satisfaction of Avago that such record holder holds such shares of Broadcom common stock as nominee for the beneficial owners of such shares. Each beneficial owner for whom such an Election Instruction Form is so submitted will be treated as a separate shareholder of Broadcom for purposes of allocation of consideration to be issued upon consummation of the transaction.

8.	Shares as to Which No Election is Made. Holders of shares of Broadcom common stock who fail to submit a properly completed and signed Election Instruction Form together with any certificate(s) representing their shares of Broadcom common stock, if applicable, by the Election Deadline, or who revoke their previously submitted Election Instruction Form and fail to re-submit a properly completed and signed Election Instruction Form together with any certificate(s) representing their shares of Broadcom common stock, shall be deemed to have elected to receive cash with respect to those shares and will receive cash or a combination of cash and Holdco ordinary shares in accordance with the proration procedures set forth in the Merger Agreement.

9.	Method of Delivery. Your election materials may be sent to the Exchange Agent at the address provided below. Please ensure sufficient time so that the election materials are actually received by the Exchange Agent at or prior to the Election Deadline.

Computershare Trust Company, N.A.

P.O. Box 43011

Providence, Rhode Island 02940-3011

U.S.A.

Do not send your election materials to Avago, Broadcom or the Information Agent, because they will not be forwarded to the Exchange Agent, and your election will be invalid. The method of delivery is at the option and risk of the electing shareholder. Registered mail, appropriately insured, with return receipt requested, is suggested. Delivery shall be effected, and risk of loss and title will pass, only upon proper delivery of the certificate(s) to the Exchange Agent.

B.	General

1.	Signatures. The signature (or signatures, in the case of certificates owned by two or more joint holders of certificates for which a Joint Election Instruction Form is submitted) on the Election Instruction Form should correspond exactly with the name(s) as written on the face of the certificate(s) or book-entry account unless the shares of Broadcom common stock described on this Election Instruction Form have been assigned by the registered holder(s), in which event the Election Instruction Form should be signed in exactly the same form as the name of the last transferee indicated on the transfer attached to or endorsed on the certificate(s) or book-entry account. If the Election Instruction Form is signed by a person other than the registered owner of the certificate(s) listed, the certificate(s) must be endorsed or accompanied by appropriate stock power(s), in either case signed by the registered owner(s) in the name(s) that appear on the certificate(s), and the signature(s) appearing on such endorsement(s) or stock power(s) and on the Election Instruction Form must be guaranteed by an Eligible Institution (as defined in B.7 below). If the Election Instruction Form is signed by a trustee, executor, administrator, guardian, officer of a corporation, attorney-in-fact or by any others acting in a representative or fiduciary capacity, the person signing, unless he or she is the registered owner, must give such person’s full title in such capacity, and appropriate evidence of authority to act in such capacity must be forwarded to the Exchange Agent with the Election Instruction Form. The certificate(s) may be surrendered by a firm acting as agent for the registered holder(s) if such firm is a member of a registered National Securities Exchange or of the FINRA or is a commercial bank or trust company in the United States.

2.	Special Payment and Issuance Instructions. If checks are to be payable or ordinary shares of Holdco or Restricted Exchangeable Units are to be issuable to the order of, or registered in other than exactly the name(s) in which the shares of Broadcom common stock are listed in this Election Instruction Form, the signature(s) on this Election Instruction Form must be guaranteed by an Eligible Institution. If checks are to be payable or ordinary shares of Holdco or Restricted Exchangeable Units are to be issuable to the order of or registered in other than exactly the name(s) that appear(s) on the certificate(s) representing shares of Broadcom common stock being submitted herewith, the certificate(s) submitted herewith must be accompanied by appropriate signed stock power(s), and the signature(s) appearing on such stock power(s) and on this Election Instruction Form must be guaranteed by an Eligible Institution (as defined in B.7 below). In either case, please also check the appropriate box in “Special Payment and Issuance Instructions” on the SPECIAL PAYMENT AND DELIVERY FORM included with your Election Instruction Form.

3.	Transferring Certificates into a Brokerage Account. If you hold physical share certificates evidencing your Broadcom common stock and you elect to receive Holdco ordinary shares, you will be required to provide the following personally identifiable information to Computershare in order to receive certificates representing your new Holdco ordinary shares: (i) a taxpayer identification number, social security number or passport number and (ii) your mailing address collectively (collectively “Personal Information”). Due to the requirements of Singapore law, the above information may become publicly available through a website maintained by Singapore’s Accounting and Corporate Regulatory Authority. If you do not want to provide and do not want to have your Personal Information made publicly available, you may choose to have your Holdco ordinary shares delivered into a brokerage account with a bank, broker or other nominee that is a participant of The Depository Trust Company (the “DTC”). In order to have your Holdco ordinary shares deposited into such a brokerage account, please provide your account information in the box titled “Special Delivery Instructions for Registered Shareholders to Receive Holdco Ordinary Shares in a Brokerage Account” on the SPECIAL PAYMENT AND DELIVERY FORM included with your Election Instruction Form.

4.	Stock Transfer Taxes. It will be a condition to the issuance of any check or ordinary shares of Holdco or Restricted Exchangeable Units in any name(s) other than the name(s) in which the shares of Broadcom common stock is (are) registered that the person(s) requesting the issuance of such check or ordinary shares of Holdco or Restricted Exchangeable Units either pay to the Exchange Agent any transfer or other taxes required by reason of such issuance, or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

5.	Special Delivery Instructions. If checks or certificates representing ordinary shares of Holdco or Restricted Exchangeable Units are to be delivered to someone other than the registered holder(s), or to the registered holder(s) at an address other than that appearing on the Election Instruction Form, please check the appropriate box in “Special Delivery Instructions” and insert the appropriate address in the space provided on the SPECIAL PAYMENT AND DELIVERY FORM included with your Election Instruction Form.

6.	Lost Certificate. If your certificate(s) representing shares of Broadcom common stock has (have) been lost, stolen or destroyed, contact the Exchange Agent at (800) 736-3001 prior to submitting the Election Instruction Form.

7.

Guarantee of Signatures: No signature guarantee is required on this Election Instruction Form if (a)(i) the Election Instruction Form is signed by the registered holder(s) (including any participant in the book-entry transfer facility’s systems whose name appears on a security position listing as the owner of such shares) of shares surrendered with this Election Instruction Form and Letter of Transmittal and (ii) such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment and Issuance Instructions” on the SPECIAL PAYMENT AND DELIVERY FORM included with the Election Instruction Form; or (b) such shares are surrendered for the account of a firm that is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Election Instruction

Form Securities Transfer Agents’ Medallion Program (each, an “Eligible Institution”). In all other cases, all signatures must be guaranteed by an Eligible Institution.

8.	Book-entry Shares: If your shares of Broadcom common stock have been issued through an electronic book-entry system that records stock ownership in place of traditional stock certificates, you are still required to complete the Election Instruction Form should you wish to participate in the election.

C1234567890 J N T MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 NNNNNN NNNNNNNNNNNN NNNNNNNNN C O Y X X X Check (International Currency) ($35 USD Fee) Electronic Funds Transfer ($100 USD Fee) (Go to Step 4) (Go to Step 3) Computershare Trust Company, N.A. P.O. Box 43011 Providence Rhode Island 02940-3011 www.computershare.com/investor Information Agent: Georgeson Toll-free: 888-605-8334 To receive payments for this account in a currency other than U.S. Dollars (USD), or to receive a USD wire to a bank outside the U.S. (if allowed by the recipient bank), follow the below steps. For assistance in completing the form correctly, review the Glossary of Terms, Instructions, and Frequently Asked Questions starting on page 2 of this form. International Currency and Wire Exchange Registration Form + . 4 U G P 4UGP_01TR2A_01 Step 3. Instructions for Electronic Funds Transfers. If you choose a currency other than your local currency, your bank may require an intermediary bank and there may also be restrictions on the currency type and payment method available. Consult with your bank for the information you will need to complete this section. A glossary of terms and instructions can be found on the following page. The name on your bank account must exactly match the name on your stock account or your request will not be able to be processed and fees may be applied. YOU MUST COMPLETE THE AUTHORIZATION SECTION ON THE REVERSE OF THIS FORM IN ORDER FOR YOUR REQUEST TO BE PROCESSED + Step 1. Select Currency Type: Use this section to request payments in a currency other than U.S. Dollars. Step 2. Select Payment Method: Refer to the International Currencies List to ensure payment method is accepted in your currency. Your Bank Account Information (where funds are to be sent): Bank Account Number/IBAN: Bank Name: Bank Address 1: Bank Address 2: Bank Address 3: ABA/SWIFT/BIC/Sort Code/BSB: Bank Local Code (if applicable): Intermediary Bank Information (if applicable): Bank Name: Bank Address 1: Bank Address 2: Bank Address 3: ABA/SWIFT/BIC/Sort Code/BSB: Default Currency Type: , other: (Shows your local currency for payment based upon your country of residence and eligible currencies in this service). (use this section to select a currency other than that shown at left)

International Currency and Wire Exchange Registration Form

Step 4. Authorization — All account holders must sign and date below. PLEASE KEEP SIGNATURE(S) COMPLETELY WITHIN THE BOXES PROVIDED.

By signing below, I/we acknowledge that I/we have read, agree, and consent to all the terms and conditions of the International Currency Exchange and International Wire Services Agreement and agree to the other payment instructions made on this form.

Signature of Owner and U.S. Person for Tax Certification	Signature of Co-Owner (if more than one registered holder listed)	Date (mm/dd/yyyy)

Step 5: Additional Contact Information

Email Address:

Daytime Phone Number:

Please return the completed form to:	Computershare PO Box 43014 Providence RI 02940-3014 USA XXX XXX XXX XXX

Glossary of Terms

ABA – A 9 digit American Banking Association routing code.

Bank Local Code – Any code specific to your country that is required for an electronic funds transfer.

BSB – A 6 digit Bank State Branch code used in Australia.

IBAN – International Bank Account Number.

Sort Code - A 6 digit identifier issued to banks and other institutions in the United Kingdom used to identify specific branches within a Bank.

SWIFT or SWIFT BIC Code – An 8 or 11 character bank routing ID used by SWIFT members to electronically transmit international wires. An 8 character SWIFT code represents the main branch of a bank and the 11 character SWIFT code represents a specific branch.

Instructions for the International Currency and Wire Payment Registration Form

Step 1:

Requested Currency for Payment – Refer to the enclosed International Currencies List and enter your preferred currency for your payments. This list is subject to change at any time and without notice. If the currency you selected is not allowed for the country, or if there are any legal restrictions within the country where your bank is located, we will be unable to register you in the International Currency Payment Program. Please contact your bank with any questions regarding legal restrictions and contact us for a current list of currencies available.

Step 2:	Payment Method – Select whether you elect to receive payments by check or electronic funds transfer. Please refer to the enclosed International Currencies List to verify that the payment method you are selecting is available for the currency you indicated in Step 2.
Step 3:	Bank Information – If you select electronic funds transfer as your payment method, you must provide your bank information. Please include your full bank address. If you are unsure of any of the information please contact your bank for assistance regarding electronic funds transfer instructions.
Intermediary Bank Information – Complete this only if you select a currency other than the currency of your bank country OR if you know your bank requires an intermediary bank to complete electronic funds transfers. For example, if your bank is in France and you request U.S. Dollars as your currency, your bank may use another bank to complete electronic fund transfers. Not providing this information may delay receipt of your funds. Please contact your bank for its ABA/SWIFT/BIC/IBAN/Sort Code and to find out if it requires an intermediary bank.
Country Specific Information - Some countries require additional information to receive funds electronically. Below is a partial list of Countries and their requirements:

Country	Additional Information Required	Country	Additional Information Required
Canada	Head Office BIC Code and 5 Digit Transit Number	Kazakhstan	Beneficiary’s BNN/INN
Chile	Beneficiary’s RUT, Beneficiary’s Account Type,	Kenya	KBA Bank Code
	Beneficiary’s Chilean Phone Number	Korea	Beneficiary’s Korean telephone number, full bank name and address
Colombia	Beneficiary’s Tax ID, Beneficiary’s Colombian	Mexico	Beneficiary’s CLABE number or Debit card
	Phone Number	Morocco	Beneficiary’s RIB number
Eurozone	IBAN	Peru	Beneficiary’s Codigo de Cuenta Interbancario
Great Britain	Chaps SORT Code	South Africa	South African National Clearing Code
Israel	Bank Number Code and Branch Code and IBAN	Taiwan	Beneficiary’s Taiwan telephone number
India	PIN (Postal Code)

                         4UGP_01TR2A_02

International Currency and Wire Payment Registration

Getting Started

I wish to receive my cash payments in a currency other than U.S. dollars, what do I do?

To receive your cash payment in a currency other than U.S. dollars select the currency type in Step 1, select payment method in Step 2. Complete banking information in Step 3 (if Electronic Funds Transfer was selected in Step 2) and then sign the Registration Form in Step 4.

What if I want to receive U.S. dollar checks, do I need to do anything?

No, you do not need to do anything to receive your payment in U.S. dollars.

I want to receive proceeds by Electronic Funds Transfer instead of by check, what do I do?

Obtain the electronic funds transfer instructions for your financial institution. These include either your ABA, BIC, SWIFT, Chaps SORT or BSB code for your bank/branch, your international bank account number, and, if needed, your intermediary bank information, either ABA routing number or SWIFT code.

What is an intermediary bank and why would I need one?

Some financial institutions may use intermediary banks to complete the electronic funds transfers. An Intermediary Bank is used to transfer currency between banks if the beneficiary bank is not located in the country of the payment currency i.e., your bank is located in Germany and you are requesting Pounds. In addition, intermediary banks are used in the U.S. to wire funds via the Fedwire system if the Beneficiary bank is not a Fedwire participant.

What if I do not know my intermediary bank information?

We suggest that you contact your bank to obtain Intermediary Bank Information. Though it is not required for all international wires, not including this information may delay receipt of your funds.

What if I do not know my SWIFT code?

You can call your bank to get this information. If your bank does not have a SWIFT code, then you will need the SWIFT code for your bank’s head office.

What if I want to receive a U.S. dollar wire to my bank account outside the U.S.?

First verify that your bank will accept a USD payment. Even if they accept a USD wire, the receiving bank may automatically convert this payment into the local currency. Complete steps 1-7 on the registration form.

Additional Information

Can I receive my payment in a currency other than the currency of my bank country?

You may choose to receive payment in any draft/check option that Computershare offers. You should verify with your bank that they will be able to process the draft/check if it is not in your local currency.

                                 4UGP_01TR2A_03

Currencies

●	Please select a payment method - electronic funds transfer or check - that is available for the currency you select. Some currencies are only available by electronic funds transfer and are not available by check. If you select a currency not available by the payment method that you select, your request will not be able to be processed.

Electronic Funds Transfer is an available payment method for the currencies listed below. This list is subject to change at any time.

Currency	Description	Currency	Description	Currency	Description
Code		Code		Code
AUD	AUSTRALIAN DOLLAR	HNL	HONDURAN LEMPIRA	PEN	PERUVIAN NUEVOS SOLES
BSD	BAHAMIAN DOLLAR	HKD	HONG KONGESE DOLLAR	PLN	POLISH ZLOTY
BHD	BAHRAINI DINAR	HUF	HUNGARIAN FORINT	QAR	QATARI RIAL
BBD	BARBADIAN DOLLAR	INR	INDIAN RUPEE	RON	ROMANIAN LEU
BZD	BELIZEAN DOLLAR	IDR	INDONESIAN RUPIAH	RWF	RWANDAN FRANC
BMD	BERMUDIAN DOLLAR	ILS	ISRAELI SHEKEL	WST	SAMOAN TALA
BOB	BOLIVIAN BOLIVIANO	JMD	JAMAICAN DOLLAR	SAR	SAUDI ARABIAN RIYAL
BWP	BOTSWANIAN PULA	JPY	JAPANESE YEN	RSD	SERBIAN DINAR
GBP	BRITISH POUND STERLING	JOD	JORDANIAN DINAR	SCR	SEYCHELLOIS RUPEE
BND	BRUNEIAN DOLLAR	KZT	KAZAKHSTANI TENGE	SGD	SINGAPOREAN DOLLAR
BGN	BULGARIAN LEV	KES	KENYAN SHILLING	SBD	SOLOMON ISLANDER DOLLAR
BIF	BURUNDIAN FRANC	KWD	KUWAITI DINAR	ZAR	SOUTH AFRICAN RAND
CAD	CANADIAN DOLLAR	LBP	LEBANESE POUND	KRW	SOUTH KOREAN WON
XAF	CENTRAL AFRICAN STATES CFA FRANC	LTL	LITHUANIAN LITAS	LKR	SRI LANKAN RUPEE
CLP	CHILEAN PESO	MGA	MALAGASY ARIARY	SEK	SWEDISH KRONA
COP	COLOMBIAN PESO	MYR	MALASIAN RINGGIT	CHF	SWISS FRANC
CRC	COSTA RICAN COLON	MWK	MALAWIAN KWACHA	TWD	TAIWANESE DOLLAR
CZK	CZECH KORUNA	MUR	MAURITIAN RUPEE	TZS	TANZANIAN SHILLING
DKK	DANISH KRONE	MXN	MEXICAN PESO	THB	THAI BAHT
DJF	DJIBOUTIAN FRANC	MAD	MOROCCAN DIRHAM	TOP	TONGAN PA’ANGA
DOP	DOMINICAN PESO	NPR	NEPALESE RUPEE	TTD	TRINIDADIAN AND TOBAGONIAN DOLLAR
EGP	EGYPTIAN POUND	ANG	NETHERLANDS ANTILLIAN GUILDER	TRY	TURKISH LIRA
AED	EMIRIAN DIRHAM	NZD	NEW ZEALANDER DOLLAR	USD	UNITED STATES DOLLAR
EUR	EURO	VUV	NI-VANUATU VATU	XOF	WEST AFRICAN STATES CFA FRANC
FJD	FIJIAN DOLLAR	NGN	NIGERIAN NAIRA	YER	YEMENI RIAL
PHP	FILIPINO PESO	NOK	NORWEGIAN KRONER	ZMK	ZAMBIAN KWACHA
GMD	GAMBIAN DALASI	OMR	OMANI RIAL
GHC	GHANAIAN CEDI	PKR	PAKISTANI RUPEE
GTQ	GUATEMALAN QUETZAL	PGK	PAPUA NEW GUINEAN KINA
HTG	HAITIAN GOURDE	PYG	PARAGUAYAN GUARANI

Check payment is an available payment method for the currencies listed below. This list is subject to change at any time.

Currency	Description	Currency	Description	Currency	Description
Code		Code		Code
AUD	AUSTRALIAN DOLLAR	IDR	INDONESIAN RUPIAH	SGD	SINGAPOREAN DOLLAR
BHD	BAHRAINI DINAR	ILS	ISRAELI SHEKEL	ZAR	SOUTH AFRICAN RAND
GBP	BRITISH POUND STERLING	JPY	JAPANESE YEN	SEK	SWEDISH KRONA
BND	BRUNEIAN DOLLAR	KES	KENYAN SHILLING	CHF	SWISS FRANC
CAD	CANADIAN DOLLAR	KWD	KUWAITI DINAR	THB	THAI BAHT
DKK	DANISH KRONE	MXN	MEXICAN PESO	TND	TUNISIAN DINAR
AED	EMIRIAN DIRHAM	MAD	MOROCCAN DIRHAM	TRY	TURKISH LIRA
EUR	EURO	NZD	NEW ZEALANDER DOLLAR
FJD	FIJIAN DOLLAR	NOK	NORWEGIAN KRONE
HKD	HONG KONGESE DOLLAR	OMR	OMANI RIAL
INR	INDIAN RUPEE	SAR	SAUDI ARABIAN RIYAL

                         4UGP_01TR2A_04

International Currency Exchange and International Wire Services Agreement

To utilize the International Currency Exchange and International Wire Services (hereinafter the “Services”) of Computershare Limited and its affiliates (“Computershare”), which allow you to select the currency in which you receive funds and to wire a payment to your bank outside the U.S., you first must review and agree to the terms that are set forth in this International Currency Exchange and International Wire Services Agreement (the “Agreement”). If you are seeking to access and utilize these Services, first you must fill out the registration form for the Services, which you may obtain either by downloading it on-line at Computershare’s website, www.computershare.com (the “Website”), or by regular mail at the addresses listed below in paragraph 9. If you are seeking to utilize the Services on the Website, you must click on an “Accept,” “I agree,” “Submit” or similarly worded button or entry field as indicated. By so doing, your agreement or consent will be legally binding and enforceable. If you are seeking to access the Services by filling out printed documentation, you then must sign the form and acknowledgement, agree to be bound by this Agreement and return the signed form to Computershare, either via fax or by mail, as indicated on the form, before being able to access the Services. Please be aware that if you decline to accept the terms of this Agreement, you will not be able to receive payment in the currency of your choice but will receive payment in U.S. dollars only. Of course, you have the right to accept or decline this Agreement each time you seek to use the Services, at any time, now or in the future, as outlined herein. The terms of this International Currency Exchange Services Agreement are subject to change, so you should regularly review this Agreement during visits to the Website, or by contacting Computershare, either by e-mail or regular mail, to obtain any updates.

1. Scope of the Agreement

This Agreement offers you optional Services, separate from other services which you may receive from Computershare. This Agreement is solely to receive Services should you desire to utilize, and pay for, these Services.

2. Description of Services

Computershare’s Services offer you the choice of receiving payment in your preferred currency, either by check or electronic funds transfer, at your election, in a range of currencies. See the registration form for details of currencies currently offered through the Services. As this list is subject to change at any time, please contact Computershare if you would like the list as of the date of your transaction. Computershare will not accept (and you should not give) any instructions to make a payment in the name of anyone other than you. To utilize the Services, you will be required to complete a registration form requiring certain personal and banking account information from you and to pay a fee each time a payment is made to you through the Services. This information may include, depending on your payment election, but is not limited to: your banking country; the preferred currency; the beneficiary or receiver of funds; the Beneficiary Bank (where your account is held); the name of the Intermediary Bank (the bank used to transfer currency between banks if the Beneficiary Bank is not located in the country of the payment currency; the SWIFT (Society for Worldwide Interbank Financial Telecommunications) Code and your bank’s local code. Computershare and its agent will maintain the confidentiality of your account information consistent with the requirements of applicable law. You also understand that Computershare cannot be responsible for the exact timing of your receipt of payments made through Services. The name(s) on your bank account must exactly match the name(s) on your Computershare account or your request will not be able to process and fees may be applied.

3. Fees

The exchange rate used will be the rate established on the date the funds are converted. The risk of any fluctuation in such rate will be borne by the undersigned. Computershare may earn a commercially reasonable spread from the difference between the exchange rate established and the rate (including the bank’s mark-up) provided by the bank that exchanges the elected currency.

4. Amendment to this International Currency Exchange Services Agreement

You acknowledge and agree that Computershare may amend or modify in whole or in part the terms of this Agreement at any time. Paper copies of any such changes may be obtained by contacting Computershare by e-mail or regular mail at the addresses listed below in paragraph 9. Any amendment or modification shall take effect when you access and/or use the Services after the date Computershare posts such amendment or modification on the Website, provided such change shall take effect, in each case at any date required by applicable law.

5. Acknowledgement and Consent to Transfer of Personal Financial Information

You understand and agree that in order for Computershare to provide the Services, the expertise and services of one or more outside companies will be used and relied upon, and that your personal information, including financial information, will be transmitted to and used by such companies. They may use this information to fulfill their functions in connection with the Services, and for data processing, statistical and risk analysis purposes. You acknowledge that your information may be processed, used and/or stored outside of the United States, in which case it may be accessible by foreign courts, governments or agencies. You consent to Computershare’s transmission of your information and acknowledge and agree that Computershare is not responsible for information that has been transmitted to such outside companies.

6. Liability

(a) Computershare will take reasonable care in operating the Services, and will be responsible to you for any losses or expenses suffered or incurred by you as a direct result of Computershare’s gross negligence, willful misconduct or fraud in operating the Services for you. Computershare does not accept liability for any indirect or consequential loss suffered by you, or for any loss which does not arise as a direct result of Computershare’s gross negligence, willful misconduct or fraud;

                         4UGP_01TR2A_05 (REV. 6/15)

(b) Neither Computershare nor its servicer shall have any liability for any loss you may suffer as a result of any movement in the exchange rate or in the processing of, or failure to process, your request by your designated banking institution. If you are requesting a USD payment by electronic funds transfer to a non-U.S. bank, Computershare will not be responsible for, and shall have no liability if the local bank does not accept the USD payment. Computershare is not liable if the USD wire is converted by the receiving bank to local currency;

(c) Should you fail to cash your foreign currency check within the period of time specified by applicable US state law, you bear the risk that this uncashed check will be subject to escheatment under the applicable US state abandoned property law. If that occurs, you also bear the risk that your payment will be converted back into US dollars at the then prevailing exchange rate, that certain processing fees will be deducted from your payment, and that the payment itself will be forwarded to the applicable state authorities. Due to these currency conversion risks and the additional fees described herein, the amount escheated to the state authorities may differ from your original check amount, and should you subsequently come forward to claim this payment from those state authorities, the amount you ultimately receive will be based only on what was escheated, not your original payment amount;

(d) You agree that you are solely responsible for the accuracy of any and all information and instructions that you provide to Computershare, its servicer and any banking institutions and for any and all actions which are carried out in reliance on such information. If you are in any doubt as to whether your instruction has been received or carried out you may contact Computershare as provided for in paragraph 9;

(e) Computershare shall not be responsible for delays or failure to perform any of its obligations or functions due to acts beyond its control. Such acts shall include, but not be limited to, acts of God, strikes, lockout, riots, acts of war, epidemics, terrorism, governmental regulations superimposed after the fact, judicial orders, communication line failures, power failure, earthquakes or other disasters.

7. Governing Law

The terms and conditions of this International Currency Exchange Services Agreement shall be governed by all applicable federal laws of the United States of America and the laws of the State of New York.

8. General Provisions

Computershare reserves the right to delay taking action on any particular instructions from you if it reasonably needs to obtain further information from you or to comply with any legal or regulatory requirement (including the obtaining of evidence of identity to comply with anti-money laundering regulations), or to investigate any concerns Computershare may have about the validity of or any other matter relating to the instructions.

9. Contact Information

(a) All notices and other communications you send us should either be submitted via e-mail to: shareholder@computershare.com, or be addressed to: Computershare, P.O. Box 43078, Providence RI 02940-3078;

(b) Computershare will send all documents and payments to the address that appears in our records, by regular first class mail. Computershare will send all e-mail responses to the e-mail address from which you sent us instructions;

(c) Any documents or payments sent to you will be sent at your own risk; Computershare accepts no liability prior to its receipt of any document, or, where relevant, after the sending of any document or payment to you.

10. Tertiary Currencies

Computershare and its affiliates are restricted by law from holding accounts in certain currencies. Payments made in these currencies must be routed through a local third party bank. This routing may delay the processing of your request and affect the currency exchange rate that is applied to your transaction. By requesting a payment in any of these currencies, you accept these risks and agree to hold Computershare and its affiliates harmless, in accordance with the terms set forth in paragraph 6 above, with respect to the currency conversion rate and the length of time required to process your transaction and deliver your proceeds. Please review the list posted below of the tertiary currencies which Computershare and its affiliates currently offer.

TERTIARY CURRENCIES – THIS LIST IS SUBJECT TO CHANGE AT ANY TIME

BERMUDIAN DOLLAR	DJIBOUTIAN FRANC	KAZAKHSTANI TENGE	SEYCHELLOIS RUPEE

BOLIVIAN BOLIVIANO	DOMINICAN PESO	MALAGASY ARIARY	SOUTH KOREAN WON

BURUNDIAN FRANC	EGYPTIAN POUND	MAURITIAN RUPEE	SRI LANKAN RUPEE

BRUNEIAN DOLLAR	GAMBIAN DALASI	NEPALESE RUPEE	TAIWANESE NEW DOLLAR

CENTRAL AFRICAN STATE CFA FRANC	GUATAMALAN QUETZAL	NIGERIAN NAIRA	TRINIDADIAN AND TOBAGONIAN DOLLAR

CHILEAN PESO	HAITIAN GOURDE	PARAGUAYAN GUARANI	WEST AFRICAN STATE CFA FRANC

COLOMBIAN PESO	HONDURAN LEMPIRAS	SERBIAN DINAR	YEMENI RIAL

11. Entire Agreement

This International Agreement constitutes the entire agreement between the parties concerning the Services and may not be amended, modified or supplemented orally. Any amendment or modification to this Agreement shall become effective solely in accordance with the terms of this Agreement.

                         4UGP_01TR2A_06

BROADCOM CORPORATION

ELECTION OF MERGER CONSIDERATION

THE RIGHT TO MAKE AN ELECTION WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THE ELECTION DEADLINE. BROADCOM CORPORATION (“BROADCOM”) AND AVAGO TECHNOLOGIES LIMITED (“AVAGO”) WILL PUBLICLY ANNOUNCE, BY PRESS RELEASE, THE ELECTION DEADLINE AT LEAST THREE BUSINESS DAYS PRIOR TO THE ANTICIPATED DEADLINE. ELECTION INSTRUCTION FORMS AND LETTERS OF TRANSMITTAL MUST BE RECEIVED BY COMPUTERSHARE TRUST COMPANY, N.A. (THE “EXCHANGE AGENT”) NO LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON THE ELECTION DEADLINE.

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We are sending you the enclosed (i) Election Instruction Form and Letter of Transmittal and (ii) form of client letter, including an Election Instruction Form and an optional Restricted Exchangeable Unit Allocation Addendum, in connection with the proposed business combination transaction between Avago and Broadcom (the “Transaction”), pursuant to the terms of the Agreement and Plan of Merger, dated as of May 28, 2015 (as it may be amended from time to time, the “Merger Agreement”), by and among Avago, Broadcom, Pavonia Limited (“Holdco”), Safari Cayman L.P. (“Holdco LP”), and certain other parties.

As described in the joint proxy statement/prospectus relating to the Transaction (the “Proxy”), the Merger Agreement provides that in connection with the Transaction, each Broadcom shareholder will have the opportunity to elect the type of merger consideration they will receive in exchange for their shares of Broadcom common stock. Broadcom shareholders may elect to receive, for each share of Broadcom common stock that they own, (i) $54.50 in cash (the “Cash Election”), (ii) 0.4378 freely-tradable ordinary shares of Holdco (the “Stock Election”) or (iii) 0.4378 limited partnership units (“Restricted Exchangeable Units”) of Holdco LP that are designed to be the economic equivalent of 0.4378 ordinary shares of Holdco, which units cannot be transferred, sold, or hedged for a period of one or two years after closing of the Transaction (the “Restricted Exchangeable Unit Election”). Cash Elections and Stock Elections are subject to the proration procedures set forth in the Merger Agreement (and as described in the Proxy), and, accordingly, Broadcom shareholders may not receive the full amount of cash or stock consideration that they elect to receive. Broadcom shareholders will not receive any fractional shares of Holdco ordinary shares or Restricted Exchangeable Units. Instead, they will receive cash in lieu of any fractional shares of Holdco ordinary shares or Restricted Exchangeable Units. Broadcom shareholders who do not make a valid election will be deemed to have made a Cash Election.

Broadcom shareholders who hold shares in “street name” through a bank, broker or other nominee may only make elections through their bank, broker or other nominee. We are enclosing the following documents in connection with your election(s) on behalf of Broadcom shareholders, if any, who hold their shares through you:

•	An Election Instruction Form and Letter of Transmittal, together with Instructions for completing the Election Instruction Form and Letter of Transmittal; and

•	a form of client letter, including an Election Instruction Form and an optional Restricted Exchangeable Unit Allocation Addendum, which allows shareholders making a Restricted Exchangeable Unit Election to designate which blocks of shares they wish to surrender in exchange for Restricted Exchangeable Units, should they choose to do so.

YOUR PROMPT ACTION IS REQUIRED

PLEASE CONTACT YOUR CLIENT(S) AS SOON AS POSSIBLE

Subject to the Depository Trust Company’s (“DTC”) procedures for DTC participants electing through DTC, for an election to be valid, the Exchange Agent must RECEIVE a duly executed and properly completed Election Instruction Form and Letter of Transmittal, including any required signatures, prior to 5:00 p.m., New York City time, on the date of the election deadline. Election Instruction Forms and Letters of Transmittal should be returned either by mail or overnight courier to the Exchange Agent at the address specified on the enclosed Election Instruction Form and Letter of Transmittal. The Election Instruction Form and Letter of Transmittal must be completed and returned to the Exchange Agent, together with the applicable share certificate(s) or book-entry delivery of the applicable shares, in order for you and your client(s) to receive your respective merger consideration. The elections you submit will be effective only upon the completion of the Transaction, which is subject to a number of conditions set forth in the Merger Agreement and described in the Proxy. All Election Instruction Forms and Letters of Transmittal will be void and of no effect if the Merger Agreement is terminated for any reason.

You can find additional information on the Transaction and related transactions in the Proxy, a copy of which is enclosed herewith and also available free of charge at www.sec.gov. The information contained in the Proxy speaks only as of September 28, 2015 (expect as otherwise specified in the Proxy), and does not reflect subsequent developments. However, it incorporates by reference subsequent filings with the Securities and Exchange Commission by Avago and Broadcom. You should rely only on the information contained or expressly incorporated by reference in the Proxy. We have not authorized anyone to provide you with information that is different from what is contained or incorporated by reference in the Proxy.

No fees or commissions will be payable by Avago or Broadcom, or any officer, director, shareholder, stockholder, agent or other representative thereof, to any broker, dealer or other person for soliciting the elections (other than fees paid to the Exchange Agent and Georgeson Inc. (the “Information Agent”) for their services in connection with the election process).

If you have questions about the transaction or the election process, please contact the Information Agent at (888) 605-8334 (toll-free) or at +1 (781) 575-2137 if calling from outside of the United States.

Sincerely,

Broadcom Corporation

BROADCOM CORPORATION

ELECTION OF MERGER CONSIDERATION

THE RIGHT TO MAKE AN ELECTION WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THE ELECTION DEADLINE. BROADCOM CORPORATION (“BROADCOM”) AND AVAGO TECHNOLOGIES LIMITED (“AVAGO”) WILL PUBLICLY ANNOUNCE, BY PRESS RELEASE, THE ELECTION DEADLINE AT LEAST THREE BUSINESS DAYS PRIOR TO THE ANTICIPATED DEADLINE. ELECTION INSTRUCTION FORMS AND LETTERS OF TRANSMITTAL MUST BE RECEIVED BY COMPUTERSHARE TRUST COMPANY, N.A. (THE “EXCHANGE AGENT”) NO LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON THE ELECTION DEADLINE.

To Our Clients:

We are sending you the enclosed Election Instruction Form in connection with the proposed business combination transaction between Avago and Broadcom (the “Transactions”), pursuant to the terms of the Agreement and Plan of Merger, dated as of May 28, 2015 (as it may be amended from time to time, the “Merger Agreement”), by and among Avago, Broadcom, Pavonia Limited (“Holdco”), Safari Cayman L.P. (“Holdco LP”), and certain other parties.

As described in the joint proxy statement/prospectus relating to the Transaction (the “Proxy”), the Merger Agreement provides that in connection the Transaction, you will have the opportunity to elect the type of merger consideration you will receive in exchange for your shares of Broadcom common stock. You may elect to receive, for each share of Broadcom common stock that you own, (i) $54.50 in cash (the “Cash Election”), (ii) 0.4378 freely-tradable ordinary shares of Holdco (the “Stock Election”) or (iii) 0.4378 limited partnership units (“Restricted Exchangeable Units”) of Holdco LP that are designed to be the economic equivalent of 0.4378 ordinary shares of Holdco, which units cannot be transferred, sold, or hedged for a period of one or two years after closing of the Transaction (the “Restricted Exchangeable Unit Election”). Cash Elections and Stock Elections are subject to the proration procedures set forth in the Merger Agreement (and as described in the Proxy), and, accordingly, you may not receive the full amount of cash or stock consideration that you elect to receive. You will not receive any fractional shares of Holdco ordinary shares or Restricted Exchangeable Units. Instead, you will receive cash in lieu of any fractional Holdco ordinary shares or Restricted Exchangeable Units. If you do not make a valid election, you will be deemed to have made a Cash Election.

Because we hold your Broadcom shares on your behalf, only we can make an election for your shares. Please instruct us as to the election you would like to make in respect of your shares of Broadcom common stock by completing and returning to us the enclosed Election Instruction Form. If you do not instruct us to make an election, we will not make an election for you and you will lose your right to make an election.

You may (i) elect to receive cash as consideration with respect to all of your shares of Broadcom common stock, (ii) elect to receive Holdco ordinary shares as consideration with respect to all of your shares of Broadcom common stock, (iii) elect to receive Restricted Exchangeable Units as consideration with respect to all of your shares of Broadcom common stock or (iv) elect to receive a combination of cash, Holdco ordinary shares and/or Restricted Exchangeable Units as consideration and specify the number of shares of Broadcom common stock with respect to which you elect to receive each type of consideration.

Cash Elections and Stock Elections will be subject to proration procedures, as described in the Proxy and as provided in the Merger Agreement attached as Annex A thereto. Accordingly, you may receive a combination of cash and Holdco ordinary shares that is different from what you elected, depending on the elections made by other Broadcom shareholders.

If you make a Restricted Exchangeable Unit Election and you own different blocks of shares of Broadcom common stock that we hold for your account and that you acquired at different times and/or at different prices, you may (but are not obligated to) complete the Restricted Exchangeable Unit Allocation Addendum included herewith and return it to us together with your Election Instruction Form to designate which such blocks of shares of Broadcom common stock are to be exchanged for Restricted Exchangeable Units you receive pursuant to the transaction. The Restricted Exchangeable Unit Allocation Addendum is solely for your individual tax position and will have no effect on the amount of cash consideration, stock consideration or Restricted Exchangeable Unit consideration you will receive pursuant to the transaction, which will be determined solely by the election you make with respect to your shares and, in the case of Cash Elections or Stock Elections, the proration procedures described in the Proxy and as provided in the Merger Agreement. There can be no assurance about the effects of submitting the Restricted Exchangeable Unit Allocation Addendum, including whether the Internal Revenue Service will accept the Restricted Exchangeable Unit Allocation Addendum as a basis for the tax treatment of the transaction. You should consult your own tax advisor before completing and signing the Restricted Exchangeable Unit Allocation Addendum.

Please note the following:

•	Avago and Broadcom will publicly announce, by press release, the election deadline at least three business days prior to the anticipated deadline. Your Election Instruction Form (and, if you so choose, the Restricted Exchangeable Unit Allocation Addendum) must be returned to us in sufficient time in advance of the election deadline to permit us to submit an election on your behalf to the Exchange Agent.

•	If you make no election, or fail to timely instruct us as to the election you would like to make, the shares of Broadcom common stock that we hold for your account will be treated as shares in respect of which no election has been made and you will be deemed to have made a Cash Election.

•	Cash Elections and Stock Elections will be subject to proration so that the average consideration per Broadcom common share will be $27.25 in cash and 0.2189 Holdco ordinary shares or 0.2189 Restricted Exchangeable Units. Restricted Exchangeable Unit Elections will not be subject to proration.

•	You may direct us to revoke or change your election at any time, provided that such revocation or new election must be submitted by us and received by the Exchange Agent prior to the election deadline. Please contact us for instructions if you wish to do so. Please keep in mind that if we revoke your election, unless we thereafter receive new election instructions from you in sufficient time in advance of the election deadline to permit us to submit a valid election to the Exchange Agent prior to the election deadline, the shares of Broadcom common stock that we hold for your account will be treated as shares in respect of which no election has been made and you will be deemed to have made a Cash Election.

•	If you purchase, through your account with us, additional shares of Broadcom common stock after we submit an election to the Exchange Agent on your behalf, you may submit to us a new Election Instruction Form in sufficient time in advance of the election deadline to permit us to submit an election to the Exchange Agent to cover all of your shares, including such additional shares. If you do not timely provide us with a new Election Instruction Form, the additional shares of Broadcom common stock that we hold for your account will be treated as shares in respect of which no election has been made and you will be deemed to have made a Cash Election.

•	After an election has been validly made, such election must be revoked prior to any subsequent transfer of the Broadcom common shares as to which such election relates.

•	Your Election Instruction Form applies only to those shares of Broadcom common stock that we hold for your account. If you own shares of Broadcom common stock registered directly with Broadcom or held through other nominees, you will receive additional election materials and will need to complete the Election Instruction Form(s) and Letter(s) of Transmittal that you receive as part of those materials in order to make a valid election with respect to such shares.

•	The tax consequences of the transaction and your election will depend on your own situation. You should consult your own tax advisor as to the U.S. Federal income tax consequences of the transaction and any election you make, as well as the effects of state, local and non-U.S. tax laws.

Our submission of an election on your behalf does NOT constitute a vote for the approval of the transaction, which has already been approved by Broadcom shareholders. We are able to submit an election on your behalf even if you abstained or voted against the approval of the transaction.

You can find additional information on the transaction and related transactions in the Proxy, a copy of which is enclosed herewith and available free of charge at www.sec.gov. The information contained in the Proxy speaks only as of September 28, 2015 (except as otherwise specified in the Proxy), and does not reflect subsequent developments. However, it incorporates by reference subsequent filings with the Securities and Exchange Commission by Avago and Broadcom. You should rely only on the information contained or expressly incorporated by reference in the Proxy. We have not authorized anyone to provide you with information that is different from what is contained or incorporated by reference in the Proxy.

If you have questions about the transaction or the election process, please contact the Information Agent for the transaction, Georgeson Inc., at (888) 605-8334 (toll-free) or at +1 (781) 575-2137 if calling from outside of the United States.

Please provide your signed election instructions below:

ELECTION INSTRUCTION FORM

You may hereby make ONE of the following elections: (i) you may elect to receive cash as consideration with respect to all of your shares of Broadcom common stock that we hold for your account by checking the “CASH ELECTION” box; (ii) you may elect to receive Holdco ordinary shares as consideration with respect to all of your shares of Broadcom common stock that we hold for your account by checking the “STOCK ELECTION” box; (iii) you may elect to receive Restricted Exchangeable Units with respect to all of your shares of Broadcom common stock that we hold for your account by checking the “RESTRICTED EXCHANGEABLE UNIT ELECTION” box; or (iv) you may elect to receive a combination of cash, Holdco ordinary shares and/or Restricted Exchangeable Units as consideration by checking the “MIXED ELECTION” box and specifying the number of shares of Broadcom common stock that we hold for your account with respect to which you elect to receive each type of consideration, each as provided in the Merger Agreement and as described in the Proxy. If you make a “MIXED ELECTION,” the total number of shares you specify must equal the total number that we hold for your account as of both the date you submit the Election Instruction Form and the effective time of the transaction.

Please fully review the instructions provided in the enclosed letter and select ONLY ONE of the four election options below by placing an X in the box to the left of your chosen election. If you do not select any election, if you select more than one election, if you do not return your form to us, if your form is not returned to us in sufficient time for your election to be received by the Exchange Agent by the election deadline, if you revoke your election and fail to make another election, or if you otherwise fail to properly complete this form, you will be deemed to have made a Cash Election.

Select ONE of the following election options:

☐	CASH ELECTION: For each share of Broadcom common stock, you elect to receive $54.50 in cash without interest with respect to ALL of your shares of Broadcom common stock that we hold for your account.

☐	STOCK ELECTION: For each share of Broadcom common stock, you elect to receive 0.4378 shares of Holdco ordinary shares with respect to ALL of your shares of Broadcom common stock that we hold for your account.

☐	RESTRICTED EXCHANGEABLE UNIT ELECTION: For each share of Broadcom common stock, you elect to receive 0.4378 Restricted Exchangeable Units with respect to ALL of your shares of Broadcom common stock that we hold for your account. See the Restricted Exchangeable Unit Allocation Addendum.

☐	MIXED ELECTION: You elect to receive a combination of cash consideration, stock consideration and/or Restricted Exchangeable Unit consideration as specified below:

For each share of Broadcom common stock, you elect to receive $54.50 in cash without interest with respect to             shares of Broadcom common stock that we hold for your account.

For each share of Broadcom common stock, you elect to receive 0.4378 shares of Holdco ordinary shares with respect to             shares of Broadcom common stock that we hold for your account.

For each share of Broadcom common stock, you elect to receive 0.4378 Restricted Exchangeable Units with respect to             shares of Broadcom common stock that we hold for your account. See the Restricted Exchangeable Unit Allocation Addendum.

Your election is subject to the terms, conditions and limitations set forth in the Merger Agreement, which is attached to the Proxy as Annex A thereto. In particular, your election may be subject to the proration procedures set forth in the Merger Agreement and described in the Proxy. There can be no assurance that you will receive the full amount of cash or stock you elect.

Please return your completed Election Instruction Form to us at the address provided in the enclosed letter, in sufficient time in advance of the election deadline to permit us to submit elections on your behalf to the Exchange Agent. You are solely responsible for timely delivery of this Election Instruction Form to us.

This Election Instruction Form must be signed by accountholder(s) exactly as their name(s) appear in our records or by person(s) authorized to sign on behalf of the accountholder(s) by documents transmitted herewith.

To the extent that you have elected to receive Restricted Exchangeable Units pursuant to this Election Instruction Form, you hereby represent that you are not a party to and will not otherwise participate, directly or indirectly, in any short sale, forward contract to sell, option or forward contract to purchase, swap or other hedging, synthetic, “put” equivalent or similar derivative instrument or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Restricted Exchangeable Units or ordinary shares of Holdco, whether settled in cash or securities.

Furthermore, to the extent you have elected to receive Restricted Exchangeable Units pursuant to this Election Instruction Form, you hereby irrevocably constitute and appoint each of Holdco and any of its officers (or its successor (and any of its officers) as general partner of Holdco LP) with full power of substitution, acting jointly or severally, as your attorney-in-fact and agent to sign, execute and deliver, in your name and on your behalf, all or any such agreement, deeds, instruments, documents and/or any counterpart thereof or certificates or to take any such action as it deems necessary from time to time or as is required under any applicable law for your admission as a limited partner of Holdco LP, including (without limitation) the power and authority to sign, execute and deliver (or attach signature pages to) the Amended and Restated Exempted Limited Partnership Agreement of Holdco LP.

By completing this Election Instruction Form, you understand and agree that this form shall be governed by and construed in accordance with the laws of the State of California, without giving effect any choice of law or conflict of laws provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of the laws of any other jurisdiction other than the State of California.

If you have any questions, please contact the Information Agent for the transaction, Georgeson Inc., at (888) 605-8334 (toll-free) or at +1 (781) 575-2137 if calling from outside of the United States.

Account Number:

Signature of Accountholder:

Date:

Signature of Accountholder (if joint account):

Date:

RESTRICTED EXCHANGEABLE UNIT ALLOCATION ADDENDUM (OPTIONAL)

You may submit this optional Restricted Exchangeable Unit Allocation Addendum (the “Addendum”) if you own different blocks of shares of Broadcom common stock that we hold for your account and that you acquired at different times and/or at different prices. Any realized gain or loss to you pursuant to the transaction will be determined separately for each block of shares of Broadcom common stock.

Unless you make only a Restricted Exchangeable Unit Election with respect to all of your shares of Broadcom common stock, you may receive a combination of consideration that includes cash and Holdco ordinary shares, given the proration procedures described in the Proxy and as provided in the Merger Agreement. Moreover, at the time you submit your Election Instruction Form, you will not know the extent to which such proration procedures will impact the combination of consideration you receive, and therefore you will not know how many of your shares of Broadcom common stock will be exchanged for cash and Holdco ordinary shares. You may designate, on the table below, which of your different blocks of shares of Broadcom common stock that we hold for your account are to be exchanged for Restricted Exchangeable Units you receive pursuant to the transaction.

If you choose to submit this Addendum, please read the instructions set forth below, and then complete, sign and return this Addendum together with your Election Instruction Form. THIS ADDENDUM IS SOLELY FOR YOUR INDIVIDUAL TAX POSITION. IN PARTICULAR, NOTHING IN THIS ADDENDUM WILL AFFECT THE AMOUNT OF CASH CONSIDERATION, STOCK CONSIDERATION AND/OR RESTRICTED EXCHANGEABLE UNIT CONSIDERATION YOU RECEIVE PURSUANT TO THE TRANSACTION, WHICH WILL BE DETERMINED SOLELY BY THE ELECTION YOU MAKE WITH RESPECT TO YOUR SHARES AND THE PRORATION PROCEDURES DESCRIBED IN THE PROXY AND AS PROVIDED IN THE MERGER AGREEMENT. MOREOVER, THIS ADDENDUM IS PROVIDED SOLELY FOR THE CONVENIENCE OF BROADCOM SHAREHOLDERS. THE BLOCKS OF STOCK THAT YOU INCLUDE ON THIS ADDENDUM, AND THE ORDER IN WHICH YOU LIST THOSE BLOCKS, MAY AFFECT HOW YOU ARE TAXED IN CONNECTION WITH THE TRANSACTION. NEITHER AVAGO NOR BROADCOM, NOR ANY OF THEIR RESPECTIVE AFFILIATES, ADVISORS OR REPRESENTATIVES IS PROVIDING ANY TAX ADVICE BY MAKING THIS ADDENDUM AVAILABLE TO YOU. NEITHER AVAGO NOR BROADCOM, NOR ANY OF THEIR RESPECTIVE AFFILIATES, ADVISORS OR REPRESENTATIVES, CAN PROVIDE YOU WITH ANY ASSURANCE ABOUT THE EFFECTS OF SUBMITTING THIS ADDENDUM OR ANY DESIGNATION MADE ON THIS ADDENDUM, INCLUDING WHETHER THE IRS WILL ACCEPT THIS ADDENDUM AS A BASIS FOR THE TAX TREATMENT OF THE TRANSACTION. PLEASE CONSULT YOUR TAX ADVISOR FOR ADVICE CONCERNING THE USE OF THIS ADDENDUM BEFORE COMPLETING THIS ADDENDUM. Please also read the section in the Proxy titled “The Transactions—Material U.S. Federal Income Tax Considerations” beginning on page 160 before completing this addendum.

Complete the lines below to specify the blocks of shares of Broadcom common stock for which you would like to receive Restricted Exchangeable Units.

Total
	Purchase or			Purchase/
	Acquisition			Acquisition
Block Number	Date	Number of Shares	Price Per Share	Price
1)

2)

3)

4)

5)

Signature of Accountholder:

Date:

Signature of Accountholder (if joint account):

Date:

INSTRUCTIONS FOR COMPLETING THIS ADDENDUM:

1.	The chart expresses your intent that Restricted Exchangeable Units will be treated as being allocated first to all the shares of Broadcom common stock in Block Number 1, then to all the shares of Broadcom common stock in Block Number 2, and so on, until all of the Restricted Exchangeable Units you receive is allocated by this Addendum or until no more blocks of shares are designated by this Addendum.

2.	Any block of shares that you include in this Addendum should consist only of shares that you bought on the same date and for the same price per share. If there is not enough space provided above, you may copy this Addendum as many times as necessary and complete and sign each copy in accordance with these instructions, adjusting the “Block Numbers” as appropriate.

3.	Under “Purchase or Acquisition Date,” provide the date on which you purchased or otherwise acquired the corresponding block of shares of Broadcom common stock.

4.	Under “Number of Shares,” provide the number of shares of Broadcom common stock that you purchased or otherwise acquired on the same date for the same price.

5.	Under “Price Per Share” and “Total Purchase/Acquisition Price,” provide the price per share and the total price of the corresponding block of shares of Broadcom common stock. If your shares of Broadcom common stock were acquired through the vesting of RSUs, the price per share should be the fair market value on the date of vesting.

Computershare Trust Company, N.A. P.O. Box 43011 Providence Rhode Island 02940-3011 www.computershare.com/investor Information Agent: Georgeson Toll-free: 888-605-8334

TIME IS CRITICAL. PLEASE COMPLETE AND RETURN PROMPTLY IN ACCORDANCE WITH THE ENCLOSED INSTRUCTIONS.

ELECTION INSTRUCTION FORM AND LETTER OF TRANSMITTAL FOR ELECTING SHAREHOLDERS

TO ACCOMPANY CERTIFICATES OF CLASS A AND CLASS B COMMON STOCK, PAR VALUE $0.0001 PER SHARE,

OF BROADCOM CORPORATION (“BROADCOM”)

This Election Instruction Form and Letter of Transmittal for Electing Shareholders may be used to make an election only with respect to certain shares of Broadcom common stock you hold. You may receive additional election forms and/or letters of transmittal with respect to shares of Broadcom common stock held by you in another manner or in another name. The deadline for submitting election forms (the “Election Deadline”) will occur five business days prior to the effective time of the merger. Broadcom and Avago Technologies Limited (“Avago”) will publicly announce the anticipated Election Deadline at least three business days prior to the Election Deadline. Election Instruction Forms must be properly completed, signed and actually RECEIVED by Computershare (the “Exchange Agent”) no later than 5:00 p.m., New York City time, on the date of the Election Deadline.

Your Broadcom Stock Certificates (including Book Entry Certificates):

Locate the listed certificates.

Certificate Numbers	Shares	Certificate Numbers	Shares

CURRENCY OF PAYMENT

ANY SHAREHOLDER ELECTING TO RECEIVE A CURRENCY OTHER THAN U.S. DOLLARS MUST ALSO COMPLETE THE ATTACHED INTERNATIONAL CURRENCY EXCHANGE REGISTRATION FORM. FAILURE TO MAKE AN ELECTION WILL RESULT IN ANY CASH PAYMENT UNDER THE ARRANGEMENT TO BE PAID IN U.S. FUNDS.

☐ GBP	☐ EUR	☐ CAD	☐ YEN	☐	OTHER (For Registered Holders Only)
If OTHER is selected please see attached International Currency
Exchange Registration Form to make your currency election

3 6 E L C

025ZLP

Complete the box(es) below to make an election to receive, in exchange for a share of Broadcom common stock, (i) $54.50 in cash (the “Cash Election”), (ii) 0.4378 freely-tradable ordinary shares of Pavonia Limited (“Holdco”) (the “Stock Election”), or (iii) 0.4378 limited partnership units (“Restricted Exchangeable Units”) of Safari Cayman L.P. (“Holdco LP”) (the “Restricted Exchangeable Unit Election”), which cannot be transferred, sold, or hedged for a period of one or two years after closing of the merger. This shareholder election (except any Restricted Exchangeable Unit Elections) will be subject to proration so that the average consideration per Broadcom common share will be $27.25 in cash and 0.2189 Holdco ordinary shares or 0.2189 Restricted Exchangeable Units. If no box is checked, all your shares of Broadcom common stock requested by this Election Instruction Form will be treated as though you made a Cash Election and you will receive, subject to proration as described below, $54.50 in cash with respect to each such share.

ELECTION CHOICES

I hereby elect to receive the following as consideration for my shares of Broadcom common stock held in this account or represented by these certificates:

CASH ELECTION ($54.50 in cash without interest)

☐	Mark this box to elect to make a Cash Election with respect to ALL of your Broadcom common shares held in this account or represented by these certificates.

☐	Mark this box to elect to make a Cash Election with respect to the following number of your Broadcom common shares held in this account or represented by these certificates. Please fill in the number of shares for which you would like to make a Cash Election in the box to the right.

STOCK ELECTION (0.4378 Holdco ordinary shares)
☐	Mark this box to elect to make a Stock Election with respect to ALL of your Broadcom common shares held in this account or represented by these certificates.
☐	Mark this box to elect to make a Stock Election with respect to the following number of your Broadcom common shares held in this account or represented by these certificates. Please fill in the number of shares for which you would like to make a Stock Election in the box to the right.

RESTRICTED EXCHANGEABLE UNIT ELECTION (0.4378 limited partnership units of Holdco LP)
☐	Mark this box to elect to make a Restricted Exchangeable Unit Election with respect to ALL of your Broadcom common shares held in this account or represented by these certificates.
☐	Mark this box to elect to make a Restricted Exchangeable Unit Election with respect to the following number of your Broadcom common shares held in this account or represented by these certificates. Please fill in the number of shares for which you would like to make a Restricted Exchangeable Unit Election in the box to the right.

☐ Mark this box if you would like to specify the certificate number(s) evidencing the shares for which you would like to receive Restricted Exchangeable Units and fill in the certificate numbers in the boxes below. If there is any discrepancy between the number of shares evidenced by the following certificates and your election above, you will be deemed to have made the election specified above.

Certificate number(s):

You will be deemed to have made “no election” (and all of your shares of Broadcom common stock represented by this Election Instruction Form will be treated as though you made a Cash Election) if:

A.	You fail to follow the Instructions to this “Election Instruction Form and Letter of Transmittal for Electing Shareholders” or otherwise fail properly to make an election; or

B.	You properly and timely revoke a prior election without making a new election.

The cash consideration payable to holders making or deemed to have made Cash Elections will be subject to proration if cash consideration is oversubscribed (with the remainder of the consideration payable to such holders being in the form of Holdco ordinary shares, and the share consideration payable to holders making Stock Elections will be subject to proration if share consideration is oversubscribed (with the remainder of the consideration payable to such holders being in the form of cash). Proration will not be applied to Restricted Exchangeable Unit Elections, and all shares for which Restricted Exchangeable Units have been elected will receive Restricted Exchangeable Units with respect to such Restricted Exchangeable Unit Elections. No Restricted Exchangeable Units will be issued to any Broadcom shareholder who has not elected to receive Restricted Exchangeable Units.

No guarantee can be made that you will receive the amount of cash consideration or share consideration that you elect. No guarantee can be made as to the value of the consideration received relative to the value of the shares of Broadcom common stock being exchanged. You are encouraged to obtain current market quotations for Avago ordinary shares and Broadcom common stock when making your election. The dollar value of the Holdco ordinary shares that Broadcom shareholders may receive upon completion of the merger (subject to the proration provisions of the Merger Agreement, as defined in the Instructions) will depend upon the market value of Avago ordinary shares at the time of completion of the merger.

To be effective, this Election Instruction Form and Letter of Transmittal must be properly completed, signed and actually received by the Exchange Agent at the address listed in the Instructions, together with your stock certificate(s) and, if applicable, confirmation of book-entry transfer by the Election Deadline. Do not send your election materials to Broadcom, Avago or the Information Agent for the transaction, Georgeson Inc.

SIGNATURE(S) REQUIRED. Signature of Registered Holder(s) or Agent

Must be signed by the registered holder(s) EXACTLY as name(s) appear(s) on stock certificate(s). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer for a corporation in a fiduciary or representative capacity, or other person, please set forth full title. See Instructions B.1 and B.7.

By signing below, I represent and warrant as follows:

(1) I have full power and authority to surrender the Broadcom shares represented by the stock certificate(s) surrendered herewith or transferred in book-entry form, free and clear of all liens, claims and encumbrances. I will, upon request, execute and deliver any additional documents reasonably deemed by the Exchange Agent to be appropriate or necessary to complete the surrender and exchange of my Broadcom shares.

(2) I understand that neither surrender nor an election is made in acceptable form until receipt by the Exchange Agent of this Election Instruction Form and Letter of Transmittal for Electing Shareholders, duly completed and manually signed, together with any stock certificate(s) representing Broadcom shares and all accompanying evidences of authority. I agree that all questions as to validity, form and eligibility of any surrender of the Broadcom shares will be determined by the Exchange Agent.

(3) I understand that, pending completion of the merger, unless the Merger Agreement is terminated or I otherwise properly revoke this election prior to the Election Deadline, any sale or other transfer of the shares of Broadcom common stock subject to this election form will require (and automatically result in) the revocation of this election.

(4) I acknowledge that, until I properly surrender the certificate(s) representing the Broadcom shares to which this Election Instruction Form and Letter of Transmittal for Electing Shareholders relates or properly transfer such Broadcom shares in book-entry form, I will not receive any consideration issuable or payable in connection with the merger. Delivery of such certificate(s) will be effected, and risk of loss and title to such certificate(s) will pass, only upon proper delivery thereof to the Exchange Agent in the appropriate manner to one of the addresses listed in the Election Information Booklet.

(5) To the extent I have elected to receive Restricted Exchangeable Units pursuant to this Election Instruction Form and Letter of Transmittal for Electing Shareholders, I hereby irrevocably constitute and appoint each of Holdco and any of its officers (or its successor (and any of its officers) as general partner of Holdco LP) with full power of substitution, acting jointly or severally, as my attorney-in-fact and agent to sign, execute and deliver, in my name and on my behalf, all or any such agreement, deeds, instruments, documents and/or any counterpart thereof or certificates or to take any such action as it deems necessary from time to time or as is required under any applicable law for my admission as a limited partner of Holdco LP, including (without limitation) the power and authority to sign, execute and deliver (or attach signature pages to) the Amended and Restated Exempted Limited Partnership Agreement of Holdco LP (the “Partnership Agreement”), and I acknowledge and agree to the rights, privileges, restrictions and conditions of the Restricted Exchangeable Units and to comply with the terms and conditions of the Partnership Agreement.

(6) To the extent that I have elected to receive Restricted Exchangeable Units pursuant to this Election Instruction Form and Letter of Transmittal for Electing Shareholders, I hereby represent that I am not a party to and will not otherwise participate, directly or indirectly, in any short sale, forward contract to sell, option or forward contract to purchase, swap or other hedging, synthetic, “put” equivalent or similar derivative instrument or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Restricted Exchangeable Units or ordinary shares of Holdco, whether settled in cash or securities.

(7) I understand and agree that this Election Instruction Form and Letter of Transmittal for Electing Shareholders shall be governed by and construed in accordance with the laws of the State of California, without giving effect any choice of law or conflict of laws provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of the laws of any other jurisdiction other than the State of California.

Sign and provide your tax ID number on the IRS Form W-9 provided herein (or the appropriate IRS Form W-8 if you are a non-U.S. stockholder, a copy of which can be obtained at www.irs.gov).

Signature of owner	Signature of co-owner, if any
Area Code/Phone Number

SIGNATURE(S) GUARANTEED (IF REQUIRED) See Instruction B.7.

Unless the shares were tendered by the registered holder(s) thereof, or for the account of a member of an Eligible Institution, your signature(s) must be guaranteed by an Eligible Institution

Authorized Signature

Name of Firm

Address of Firm – Please Print

SPECIAL PAYMENT AND DELIVERY FORM

The merger consideration will be issued in the name and address provided on the Election Instruction Form unless instructions are given in the boxes below.

Special Payment and Issuance Instructions (See Instructions B.1, B.2 and B.7)
To be completed ONLY if consideration is to be issued in the name of someone other than the current registered holder(s) as stated on the front page of the Election Instruction Form.
Name(s):
(Please Print)
Address:

Telephone Number:

Special Delivery Instructions for

Registered Shareholders to Receive Holdco

Ordinary Shares in a Brokerage Account

(See Instruction B.3)

To be completed ONLY if you would like your share consideration to be delivered into a brokerage account within DTC.

Name of Brokerage Firm:

Brokerage Firm Address:

Brokerage Firm Telephone:

Account Number:

Special Delivery Instructions

(See Instructions B.5 and B.7)

To be completed ONLY if consideration is to be delivered to someone other than the current registered holder(s) or delivered to an address that is different than the address listed on the front page of the Election Instruction Form.

Name(s):
(Please Print)
Address:

Telephone Number:

Forward Looking Statements

All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Avago’s current expectations, estimates and projections about its business and industry, management’s beliefs, and certain assumptions made by Broadcom and Avago, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to, the expected date of closing of the transaction. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement.

Important risk factors that may cause such a difference in connection with the proposed transaction include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Avago or Broadcom; (5) the ability of Avago and Broadcom to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses and the indebtedness planned to be incurred in connection with the transaction; and (10) legislative, regulatory and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that has been filed with the SEC in connection with the proposed transaction. The forward-looking statements in this document speak only as of this date. Neither Broadcom nor Avago undertake any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Broadcom’s overall business, including those more fully described in Broadcom’s filings with the Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended December 31, 2014, and its quarterly reports filed on Form 10-Q for the current fiscal year, and Avago’s overall business and financial condition, including those more fully described in Avago’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended November 2, 2014, and its quarterly reports filed on Form 10-Q for its current fiscal year. The forward-looking statements in this document speak only as of date of this document. We undertake no obligation to revise or update publicly any forward-looking statement, except as required by law.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities. Pavonia Limited (“Holdco”) and Safari Cayman L.P. (“New LP”) filed with the SEC a Registration Statement on Form S-4 which includes the joint proxy statement of Avago and Broadcom and also constitutes a prospectus of Holdco and New LP. The Registration Statement on Form S-4 was declared effective by the SEC on September 25, 2015. Each of Broadcom and Avago have mailed the joint proxy statement/prospectus to their respective shareholders. Broadcom and Avago also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Broadcom and Avago has filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BROADCOM AND AVAGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties on Broadcom’s Investor Relations website (www.broadcom.com/investors) (for documents filed with the SEC by Broadcom) or Avago Investor Relations at (408) 435-7400 or investor.relations@avagotech.com (for documents filed with the SEC by Avago, Holdco or New LP).